July 19, 2006
Mr. Michael Fay
Branch Chief
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:	SIFCO Industries, Inc. File No. 001-05978 Form 10-K: For the Fiscal Year Ended September 30, 2005 Form 10-Q: For the Quarterly Period Ended March 31, 2006 Form 8-K: May 10, 2006
Dear Mr. Fay:
This letter is written in response to the Staff’s letter to SIFCO Industries, Inc. dated July 11, 2006.
In response to the Staff’s comments, SIFCO responds as follows:
Form 10-K: For the Fiscal Year Ended September 30, 2005
•	Management’s Discussion and Analysis (“MD&A”):
•	Response to Comment # 1 — SIFCO believes that a portion of the recommended disclosure is already set forth in (i) “Item 1. Business, B. Principal Products and Services” on page 1 and (ii) “Item 7. Management’s Discussion and Analysis..., subsection H. Forward Looking Statement” on page 18 of its Form 10-K for the fiscal year ended September 30, 2005. In connection with the preparation of its Annual Report and Form 10-K for the fiscal year ending September 30, 2006 (“2006 10-K”), SIFCO will review its disclosure relative to the Staff’s Comment #1 and in the context of FR-72 (Release No. 33-8350), and determine whether there is appropriate relevant additional disclosure to be made in the MD&A section of such filing.

•	Response to Comment # 2 — In connection with the preparation of its 2006 10-K, SIFCO will review its disclosure relative to the Staff’s Comment #2 and in the context of FR-72 (Release No. 33-8350), and determine the appropriate relevant additional disclosure to be made in the MD&A section of such filing relative to each of its business segments. SIFCO respectfully submits that such detailed narrative discussion on a consolidated basis, as proposed by the Staff, would not prove beneficial to a reader’s understanding of SIFCO’s results of operations and would have the potential to be misleading or confusing without adding to the reader’s understanding of SIFCO’s operations. Because SIFCO is managed in three (3) distinct business segments, management believes that a separate MD&A discussion of SIFCO’s results of operations for each of these distinct business segments is the most appropriate presentation and will provide a better understanding of SIFCO for the reader.

•	Response to Comment # 3 — SIFCO endeavors to provide such analysis (e.g. reasons underlying factors contributing to fluctuations) to the extent it is known and/or reasonably determinable. In connection with the preparation of its 2006 10-K, SIFCO will review its analysis of the disclosures provided relative to the Staff’s Comment #3 and in the context of FR-72 (Release No. 33-8350) and, to the extent known and/or reasonably determinable, provide the appropriate relevant additional analysis of the disclosures made in the MD&A section of such filing.

•	Response to Comment # 4 — The primary reason for the non-US income in 2005 was an isolated gain (equal to approximately $6.2 million) from the sale of a building and related land in Europe, which sale transaction was discussed in SIFCO’s MD&A, and which building and land was classified in assets held for sale at September 30, 2004. On a recurring basis, SIFCO does not experience material variability between domestic and foreign operating results. Instead, SIFCO is managed in three (3) distinct business segments, two of which have foreign operations whose operating results tend to trend together with their respective domestic operating results. Therefore, SIFCO management does not believe that such disclosure at this time, on a geographic basis, would prove beneficial to a reader’s understanding of SIFCO’s results of operations. If, however, future operating results for a non-US operation vary materially from the operating results of its domestic operation in the corresponding segment, SIFCO will provide supplemental disclosure on a geographic basis.
•	Other/General:
•	Response to Comment # 5 — SIFCO concurs with the Staff’s suggestion to classify the gain on sale of excess raw material to income from operations and SIFCO will classify such transactions accordingly in its future filings and reclassify earlier presented periods for comparability.

However, SIFCO believes including the gain on this particular sale of land and building in income from operations would not be appropriate in the context of (i) certain facts that SIFCO believes are unique to this particular transaction and (ii) SIFCO’s interpretation of the Staff’s reference to Statement of Financial Accounting Standards (“SFAS”) Nos. 144 and 146 as follows:
1.	Paragraph 18 of SFAS No. 146 — SIFCO believes this paragraph refers to the reporting and disclosure of costs associated with an exit or disposal activity on long-lived assets — not the gain or loss on the sale of such assets.

2.	Paragraph 45 of SFAS No. 144 — SIFCO concurs that this reference indicates the need to classify the gain on sale of operating assets within income from operations. However, SIFCO submits that the background information relative to this particular sale transaction, as outlined in item 3 below, suggest that the assets sold were, in reality, not true operating assets.

3.	To put the gain on sale transaction into appropriate context, SIFCO provides the following:
•	The land and building that SIFCO sold became available for sale as a result of the downturn in SIFCO’s business and the related decision by SIFCO to consolidate its operations in Ireland from three (3) to two (2) operating facilities. It was into the remaining two facilities that the appropriate machinery and equipment (i.e. operating assets) were relocated.

•	The real value in the sale transaction was the land, not the building, due to the recent robust real estate market for commercial land in Ireland in general, and the Cork site (adjacent to significant recent retail development) in particular. It is SIFCO’s understanding that the building on this property either has been or eventually will be removed from the property.
SIFCO submits that, in reality, this transaction did not involve true operating assets and, therefore, it would not be meaningful to investors, and perhaps instead be misleading, to classify the gain on sale within income from operations.

•	Liquidity and Capital Resources
•	Response to Comment # 6 — SIFCO believes that it has endeavored to provide the more material factors (eg. operating losses, increased levels of inventory required to support its ACM business, etc.) impacting operating cash flows. In connection with the preparation of its 2006 10-K, SIFCO will review its disclosure relative to the Staff’s Comment #6 and in the context of FR-72 (Release No. 33-8350) and determine whether there is appropriate relevant additional disclosure to be made in the MD&A section of such filing.
•	Other Contractual Obligations
•	Response to Comment # 7 — In connection with the preparation of its 2006 10-K, SIFCO will review its disclosure relative to the Staff’s Comment #7 and in the context of Regulation S-K (Item 303 (a)(5)) and determine whether there is appropriate relevant additional disclosure to be made in the MD&A section of such filing
•	Schedule II, page 41
•	Response to Comment # 8 — The $1.35 million asset impairment reserve relates to machinery and equipment associated with SIFCO’s Turbine Component Services and Repair Group. The reserves were established in connection with the restructuring of the Repair Group’s operations in 2002 and 2003 and relate principally to the Repair Group’s Cork, Ireland and Tampa, Florida (closed in 2003) operating facilities.
•	Form 8-K, May 10, 2006
•	Response to Comment # 9 — SIFCO believes that it would be impractical, as partially described in the subject 8-K filing, to prepare pro forma financial information relative to the sale of the large aerospace portion of its turbine engine component repair business (“Large Aero Asset Sale”) that would be meaningful to investors and not be inherently misleading.

SIFCO did not divest itself of a discrete and self-contained business unit, but instead sold certain assets that represented a “carved-out” portion (i.e. large aero only) of its financially distressed turbine engine component repair business. To that point, as was disclosed in the subject 8-K, “Historically, the large aero portion of SIFCO’s turbine engine component repair business was operated in portions of two facilities...” As indicated by this disclosure, the costs (such as labor, machinery and equipment, supplies, etc.) associated with the divested large aero portion of its turbine engine component repair business were commingled with the costs of the remaining industrial portion of its turbine engine component repair business. SIFCO does not believe it would be practicable to meaningfully separate those divested costs (of the large aero portion) from the corresponding retained costs (of the industrial portion) for purposes of preparing pro forma financial information. Likewise, certain of the retained liabilities represented commingled obligations of both portions of the business, and SIFCO does not believe it would be practicable to meaningfully separate those divested liabilities (of the large aero portion) from the corresponding retained liabilities (of the industrial portion) for purposes of preparing pro forma financial information.

Given those facts and circumstances, SIFCO does not believe that it would be practicable to prepare pro forma financial information related to the Large Aero Asset Sale that would be meaningful to investors and not be inherently misleading because preparation of such pro forma financial information would require inherently arbitrary allocation of commingled costs and liabilities. SIFCO respectfully submits that, in this circumstance, any pro forma financial information that might be prepared relating to the Large Aero Asset Sale would, in its view, not provide meaningful disclosure regarding the effects of the Large Aero Asset Sale on SIFCO’s continuing operations, given the inherently arbitrary nature of the assumptions and allocations that necessarily would underlie any such pro forma presentation.
•	Form 10-Q — for the Period Ending June 30, 2006
•	Response to Comment # 10 —SIFCO will incorporate the above comments/responses into its future filings on Form 10-Q.
At the Staff’s request, SIFCO (“Company”) makes the following statements acknowledging its understanding that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any actions with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
SIFCO will be pleased to discuss these matters further with you, and to provide additional information in response to specific questions that may arise upon the Staff’s review of this response. If you have any questions regarding this response, please feel free to contact me directly at (216) 432-6278 at your convenience.

Sincerely,
/s/ Frank A. Cappello
Frank A. Cappello
Vice President — Finance and Chief Financial Officer

Cc:	K. Schaffner (Grant Thornton) M. Lipscomb (SIFCO Audit Committee) D. Berick (SS&D)